================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------
                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                                (Amendment No. 5)

                                 Friedman's Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    358438109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Joel Piassick
                          One Riverchase Parkway South
                            Birmingham, Alabama 35244
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  September 21, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     (*) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

CUSIP No. 358438109
--------------------------------

1. NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbert Distressed Investment Master Fund, Ltd.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [x]
3. SEC USE ONLY



4. SOURCE OF FUNDS*

     WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     6,728,365

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     6,728,365

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,728,365

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     27.0%

14. TYPE OF REPORTING PERSON*

     CO

CUSIP No. 358438109
           ---------------------

1. NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

HMC Distressed Investment Offshore Manager, L.L.C.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [x]
3. SEC USE ONLY


4. SOURCE OF FUNDS*

     AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7. SOLE VOTING POWER

     0

8. SHARED VOTING POWER

     6,728,365

9. SOLE DISPOSITIVE POWER

     0

10. SHARED DISPOSITIVE POWER

     6,728,365

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,728,365

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     27.0%

14. TYPE OF REPORTING PERSON*

     CO

CUSIP No. 358438109
           ---------------------

1. NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

HMC Investors, L.L.C.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [x]
3. SEC USE ONLY


4. SOURCE OF FUNDS*

     AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7. SOLE VOTING POWER

     0

8. SHARED VOTING POWER

     6,921,000

9. SOLE DISPOSITIVE POWER

     0

10. SHARED DISPOSITIVE POWER

     6,921,000

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,921,000

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     27.6%

14. TYPE OF REPORTING PERSON*

     CO

CUSIP No. 358438109
           ---------------------

1. NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Philip Falcone

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [x]
3. SEC USE ONLY


4. SOURCE OF FUNDS*

     AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7. SOLE VOTING POWER

     0

8. SHARED VOTING POWER

     6,921,000

9. SOLE DISPOSITIVE POWER

     0

10. SHARED DISPOSITIVE POWER

     6,921,000

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,921,000

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     27.6%

14. TYPE OF REPORTING PERSON*

     IN

CUSIP No. 358438109
           ---------------------

1. NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Raymond J. Harbert

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [x]
3. SEC USE ONLY


4. SOURCE OF FUNDS*

     AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7. SOLE VOTING POWER

     0

8. SHARED VOTING POWER

     6,921,000

9. SOLE DISPOSITIVE POWER

     0

10. SHARED DISPOSITIVE POWER

     6,921,000

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,921,000

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     27.6%

14. TYPE OF REPORTING PERSON*

     IN

CUSIP No. 358438109
           ---------------------

1. NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Michael D. Luce

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [x]
3. SEC USE ONLY



4. SOURCE OF FUNDS*

     AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7. SOLE VOTING POWER

     0

8. SHARED VOTING POWER

     6,921,000

9. SOLE DISPOSITIVE POWER

     0

10. SHARED DISPOSITIVE POWER

     6,921,000

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,921,000

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     27.6%

14. TYPE OF REPORTING PERSON*

     IN

CUSIP No. 358438109
---------------------

________________________________________________________________________________
Item 1.  Security and Issuer.

         No material change.
________________________________________________________________________________
Item 2.  Identity and Background.

         No material change.
________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

         No material change.
________________________________________________________________________________
Item 4.  Purpose of Transaction.

         Item 4 is hereby amended by adding the following:

         "On September 21, 2005, the Master Fund and the Issuer entered into an Investment Agreement, dated as of September 21, 2005 (the "Investment Agreement"). See Item 6 of this Amendment No. 5 to Schedule 13D for further information regarding the Investment Agreement which is incorporated into this Item 4 by reference.

         The Reporting Persons intend to continuously review their investment in the Issuer and may in the future change their present course of action. Depending upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Issuer's securities, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, the Reporting Persons may dispose of all or part of its investment in the Issuer, in privately negotiated transactions or otherwise. Any such transactions may occur at any time without prior notice. Depending upon the foregoing factors and to the extent deemed advisable in light of the Reporting Persons' general investment guidelines, or other factors, the Reporting Persons may formulate other purposes, plans or proposals with respect to the Issuer and its securities. The foregoing is subject to change at any time, and there can be no assurance that the Reporting Persons will take any of the actions set forth above. These actions and other actions as described in this Schedule 13D could result in any of the events or transactions described in Item 4(a) through (j) of Schedule 13D."

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

         No material change.
________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

CUSIP No. 358438109
---------------------


         Item 6 is hereby amended by adding the following:

         "On September 21, 2005, the Master Fund entered into an Investment Agreement, between it and the Issuer, in its capacity as debtor and debtor-in-possession. The Investment Agreement is subject to the approval of the United Stated Bankruptcy Court for the Southern District of Georgia, Savannah Division (the "Bankruptcy Court").

         Under the Investment Agreement, upon the date of closing (the "Closing Date"), the Master Fund will acquire from the reorganized Issuer (the "Reorganized Debtor") 100% of the shares of the newly issued common stock of the Reorganized Debtor in exchange for the Master Fund's conversion of all its claims and interests to equity plus its investment of approximately $25 million in cash in the Issuer in furtherance of the Issuer's financial and operational restructuring plan.

         The Investment Agreement contains customary representations and warranties and covenants, including an interim operating covenant that prohibits the Issuer, until the earlier of the Closing Date and the termination of the Investment Agreement, unless otherwise consented to by the Master Fund in writing or otherwise permitted thereunder, from, among other things, (i) assuming or rejecting certain material contracts, (ii) acquiring any business or material amount assets of any person, (iii) selling, exchanging, licensing or disposing of real property, (iv) incurring any indebtedness or making loans, or (iv) entering into any settlement or agreement with any governmental investigatory or regulatory authority, or with Crescent Jewelers, a California corporation.

         Additionally, until the earlier of the Closing Date and the termination of the Investment Agreement, the Issuer, its subsidiaries and its representatives are not permitted to (i) solicit, initiate or take any other action designed to solicit a proposal or offer for a restructuring transaction or plan of reorganization or similar transaction, (ii) participate in discussions or negotiations related thereto, (iii) enter into a letter of intent or other agreement related thereto, or (iv) furnish non-public information; provided, however, that the Issuer may take such action described in clauses (ii), (iii) and (iv) above subject to the terms of the Investment Agreement. Such actions by the Issuer may allow the Master Fund to terminate the Investment Agreement. The Investment Agreement may also be terminated if the transaction has not taken place by December 31, 2005.

         The Master Fund's investment obligations are subject to various conditions precedent under the Investment Agreement, but all conditions are waivable by the Master Fund except for conditions related to approvals under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, the requirement that no injunction be in effect and obtaining all required consents and approvals, including the approval of the Bankruptcy Court.

         Subject to approval by the Bankruptcy Court, there are certain fees and expenses payable to the Master Fund under the Investment Agreement. For example, unless the Master Fund is in material breach of its obligations under the Investment Agreement, following a termination of the Investment Agreement by the Issuer or the Master Fund as a result of (i) the Issuer's or the Issuer's Board of Director's entry into or recommendation of an alternative proposal or (ii) the Issuer's consummation of an alternative proposal within six months following termination of the Investment Agreement under certain circumstances, the Issuer will be required to pay the Master Fund a termination fee of $5 million. In addition, if the

CUSIP No. 358438109
---------------------


         Master Fund terminates the Agreement following a willful, material breach of the Investment Agreement by the Issuer, the Issuer will be required to pay the Master Fund a termination fee of $3.5 million. If the Investment Agreement is terminated for any reason other than by the Issuer following a material breach by the Master Fund, the Issuer has also agreed to reimburse the Master Fund for all of its reasonable out-of-pocket costs and expenses on the terms described therein.

         The foregoing descriptions are qualified in their entirety by reference to the Investment Agreement, a copy of which is attached hereto as Exhibit B and incorporated herein by reference."

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

Exhibit A:   Agreement between the Reporting Persons to file jointly.
Exhibit B:   Investment Agreement, dated as of September 21, 2005, by and between Friedman's Inc. and Harbert Distressed Investment
             Master Fund, Ltd. (Incorporated herein by reference to Exhibit
             2.1 to the Issuer's Current Report on Form 8-K filed on
             September 28, 2005).

________________________________________________________________________________


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Harbert Distressed Investment Master Fund, Ltd.
By: HMC Distressed Investment Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By:

/s/ Joel B. Piassick
----------------------------------
HMC Distressed Investment Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By:

/s/ Joel B. Piassick
----------------------------------
HMC Investors, L.L.C.


/s/ Joel B. Piassick
----------------------------------



/s/ Philip Falcone
----------------------------------
Philip Falcone


/s/ Raymond J. Harbert
----------------------------------
Raymond J. Harbert


/s/ Michael D. Luce
----------------------------------
Michael D. Luce


October 4, 2005



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).